 Exhibit (a)(1)(iv)
Dear Shareholder:
This notice serves to inform you that Ares Strategic Income Fund (“ASIF” or the “Fund”) has received and accepted for purchase 34.7% of your tender of shares of beneficial interest in the Fund.
In accordance with the terms of the tender offer, you will be issued payment in cash in an aggregate amount equal to the net asset value of the shares accepted for purchase as of May 31st, 2026 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”) less the 2.0% “early repurchase deduction” (if applicable).
As described in ASIF’s prospectus, unfulfilled repurchase requests do not carry over automatically to the next repurchase offer. You may elect to resubmit any unfulfilled portion of your repurchase request in any future quarterly repurchase offer. To the extent you participate in ASIF’s distribution reinvestment plan (“DRIP”), any shares not submitted for repurchase will remain in the DRIP and any unfulfilled portion of your repurchase request will no longer participate in the DRIP. If you would like the unfulfilled portion of your repurchase request to remain in the DRIP, please contact your financial representative.
If you have any questions, please contact the Fund’s Transfer Agent, SS&C GIDS, Inc., at 1-866-324-7348.
Sincerely,
Ares Strategic Income Fund